Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

INDEPENDENT AUDITOR'S REPORT
To the Shareholders of Exro Technologies Inc.
Opinion
We have audited the consolidated financial statements of Exro Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Information
Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.
Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
The engagement partner on the audit resulting in this independent auditor's report is Matthew Gosden.

DALE MATHESON CARR-HILTON LABONTE LLP CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, BC April 6, 2021

Exro Technologies Inc. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

As at	Note	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$48,298,894	$496,636
Amounts receivable	4	159,268	44,579
Prepaid expense		361,063	134,937
		48,819,225	676,152
Deposits		7,500	17,336
Investments		—	942
Intangibles	5	—	63,049
Property, plant, and equipment	6	1,347,856	130,620
TOTAL ASSETS		$50,174,581	$888,099
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$1,780,726	$214,192
Due to related parties	9	—	60,519
Lease liability – current portion	8	112,235	36,257
		1,892,961	310,968
Long-term debt	10	25,719	—
Lease liability – long-term portion	8	250,158	3,154
TOTAL LIABILITIES		2,168,838	314,122
SHAREHOLDERS' EQUITY
Share capital	11	78,011,435	24,048,395
Reserves	11	6,232,026	1,793,846
Deficit		(36,237,718)	(25,268,264)
TOTAL SHAREHOLDERS' EQUITY		48,005,743	573,977
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$50,174,581	$888,099
Subsequent events (note 18)
These Consolidated financial statements were authorized for issue by the Board of Directors on April 6, 2021. They are signed on the Company's behalf by:

“Mark Godsy”	“Jill Bodkin”
Director	Director
See accompanying notes to the consolidated financial statements

Exro Technologies Inc. Consolidated Statements of Comprehensive Loss For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

	Note	2020	2019
EXPENSES
General and Administration		$2,991,963	$1,421,769
Payroll and consulting fees	10	3,031,863	1,993,888
Research and development	16	2,266,206	536,269
Amortization Expense	6	194,291	51,252
Share-based payments	11	2,224,385	625,467
Interest Expense		25,931	5,415
TOTAL EXPENSES		(10,734,639)	(4,634,060)
OTHER INCOME (EXPENSES)
Foreign exchange loss		(221,801)	(32,804)
Income from government assistance	10	15,575	—
Gain/(loss) on sale of subsidiary and investments	15	(99,052)	929
Interest income		53,297	904
Gain on settlement of debt		16,104	—
Other income		1,062	—
TOTAL OTHER INCOME (EXPENSES)		(234,815)	(30,971)
NET AND COMPREHENSIVE LOSS		$(10,969,454)	$(4,665,031)
Loss per share - basic and diluted		$(0.12)	$(0.07)
Weighted average number of common shares outstanding		90,318,733	62,458,935
See accompanying notes to the consolidated financial statements

Exro Technologies Inc. Consolidated Statement of Shareholders' Equity (Expressed in Canadian dollars)

	Note	Number of outstanding shares	Share capital	Reserves	Deficit	Total shareholders' equity
Balance, December 31, 2018		54,601,594	$20,345,930	$1,146,930	$(20,603,233)	$889,627
Private placement, net of issuance cost	11	14,903,610	3,575,497	74,109	—	3,649,606
Shares issued on exercise of options		300,000	105,205	(45,205)	—	60,000
Shares issued on exercise of warrants		71,540	21,763	(7,455)	—	14,308
Share-based payments	11	—	—	625,467	—	625,467
Net Loss		—	—	—	(4,665,031)	(4,665,031)
Balance, December 31, 2019		69,876,744	$24,048,395	$1,793,846	$(25,268,264)	$573,977
Financing, net of issuance cost	11	38,133,197	46,996,875	3,080,652	—	50,077,527
Shares issued on exercise of options		2,937,832	1,414,286	(553,375)	—	860,911
Shares issued on exercise of warrants		6,498,035	5,551,879	(753,790)	—	4,798,089
Share-based payments	11	—	—	2,664,693	—	2,664,693
Net Loss		—	—	—	(10,969,454)	(10,969,454)
Balance, December 31, 2020		117,445,808	$78,011,435	$6,232,026	$(36,237,718)	$48,005,743
See accompanying notes to the consolidated financial statements

Exro Technologies Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

	2020	2019
OPERATING ACTIVITIES
Net loss for the year	$(10,969,454)	$(4,665,031)
Items not involving cash:
Amortization	194,291	51,252
Share-based payments	2,664,693	625,467
Non-cash interest	1,294	—
Gain on settlement of debt	(16,104)	—
Income from government assistance	(15,575)	—
Loss (gain) on sale of subsidiary and investments	99,052	(929)
Changes in non-cash working capital (note 17)	818,135	52,793
Cash used in operating activities	(7,223,668)	(3,936,448)
INVESTING ACTIVITIES
Deposits	—	(5,750)
Net cash on disposal of subsidiary	(9,631)	—
Purchase of equipment	(989,605)	(5,300)
Change in non-cash working capital (note 17)	196,535	—
Cash used in investing activities	(802,701)	(11,050)
FINANCING ACTIVITIES
Proceeds from exercise of options	860,911	60,000
Proceeds from exercise of warrants	4,798,089	14,308
Proceeds from financings	54,389,588	3,860,364
Share issue costs	(4,312,061)	(210,758)
Proceeds from long term debt	40,000	—
Principal repayment of lease liability	(98,940)	(31,708)
Change in non-cash working capital (note 17)	151,040	—
Cash provided by financing activities	55,828,627	3,692,206
Increase (decrease) in cash and cash equivalents	47,802,258	(255,292)
Cash and cash equivalents, beginning of the year	496,636	751,928
Cash and cash equivalents, end of the year	$48,298,894	$496,636
Cash and cash equivalents consist of the following:
Cash at bank	$46,632,275	$444,886
Redeemable guaranteed investment certificates	1,666,619	51,750
Total cash and cash equivalents	$48,298,894	$496,636
See accompanying notes to the consolidated financial statements

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)

1.NATURE OF OPERATIONS
Exro Technologies Inc. (“Exro” or the “Company”) is incorporated under the British Columbia Business Companys Act. The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”) and trades under the symbol “EXRO”. The Company’s head office is located at 12–21 Highfield Circle S.E., Calgary, Alberta, T2G 5N6, relocated from 2820-200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company is working towards commercializing its patented coil driver technology and proprietary system architecture for power electronics, as well as the battery control system technology as stationary energy storage.
2.BASIS OF PREPARATION
(a)Statement of compliance
These consolidated financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).
The consolidated financial statements of the Company for the year ended December 31, 2020 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 24, 2021.
(b)Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, DPM Technologies Inc., Exro Technologies Inc., Exro Technologies USA Inc. and Exro Europe AS (“Adaptive” – Note 15 till date of disposition). All inter-company balances and transactions have been eliminated on consolidation.
The Company controls an investee if the Company has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in loss and comprehensive loss from the date that the Company gains control until the date that the Company ceases to control the subsidiary.
(c)Significant accounting estimates and judgments
The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
The Company reviews its estimates and underlying assumptions on an ongoing basis.
Critical Judgments
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
i.Management is required to assess the functional currency of the Company. In concluding that the Canadian dollar is the functional currency of the Company, management considered the currency that mainly influences the operating expenditures in the jurisdiction in which the Company operates.
ii.The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.
iii.Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.
iv.Management is required to determine whether or not the going concern assumption is appropriate for the Company at the end of each reporting period. Considerations taken into account include available information about the future including the availability of financing and revenue projection, as well as current working capital balance and future commitments of the Company.
v.Judgements are made in determining the fair value of share-based payments which included making estimates of the likelihood of certain milestones being met.
vi.Judgments are made in determining the appropriate incremental borrowing rate to estimate lease liabilities and evaluating whether or not the Company is reasonably certain to exercise renewal options.
Estimation Uncertainty
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the current and next fiscal financial years:
i.Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.
ii.The fair value of accrued liabilities at the time of initial recognition is made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.
iii.Property, plant and equipment and intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Amortization is calculated using management’ best estimate on the useful life of the assets. Determination of impairment loss is subject to management’s assessment if there is any indication of a possible write-down; and if so, the determination of recoverable value based on discounted future cash flows of the intangible assets. The carrying amount of nil for intangible assets does not necessarily reflect present or future value and the ultimate amount recoverable will be dependent upon the successful commercialization of products based on these underlying technologies.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
3.SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies:
(a)Foreign currency translation
The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which they operate. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency. Transactions in other than an entity’s functional currency are recorded at exchange rates prevailing on the dates of the transactions.
(b)Share-based payments
Share-based compensation to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and expensed over the vesting periods. Share-based compensation to non-employees is measured at the fair value of the goods or services received or the fair value of the equity instruments issued if the fair value of the goods or services cannot be reliably measured and is recorded at the date the goods or services are received. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. Share-based payments are credited to reserves.
Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share- based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value as determined by the quoted bid price of the common shares and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital. Charges for options or warrants that are cancelled or expire are reclassified from contributed surplus to deficit.
(c)Property, plant and equipment
Equipment is recorded at cost and amortized primarily over its estimated useful life which has been determined as follows:
i.Manufacturing equipment – 15 years
ii.Research and Development – 7 years
iii.Computer equipment and other – 3 years
iv.Right of use assets and leasehold improvements – term of the lease
(d)Income taxes
Deferred and current income tax is recognized using the liability method on temporary differences arising between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. Deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect either accounting nor taxable profit or loss.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
Deferred income tax is determined using tax rates that have been enacted or substantively enacted as of the balance sheet date. Deferred income tax assets are recognized only to the extent that it is probable that future profit will be available against which such assets can be utilized.
(e)Loss per share
Loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method whereby all in the money options and warrants are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. In periods of loss basic and diluted loss per share are the same, as the effect of the exercise of outstanding options and warrants is anti-dilutive.
(f)Financial instruments
Classification
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.
The following table shows the classification of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Amounts receivable	Amortized cost
Investments	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Long term debt	Amortized cost
Measurement
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.
Financial assets and liabilities at FVTPL Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss in the period in which they arise.
Impairment of financial assets at amortized cost
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk of the financial asset

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.
Derecognition
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss.
Financial liabilities
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are recognized in the consolidated statements of loss.
(g)Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments, such as guaranteed investment certificates with original maturities of three months or less. Guaranteed investment certificates are investments with Canadian banks that are the equivalent of a certificate of deposit.
(h)Intangible assets
Intangible Assets Acquired Separately
Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.
Internally-Generated Intangible Assets - Research and Development Expenditure
Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:
i.The technical feasibility of completing the intangible asset so that it will be available for use or sale;
ii.The intention to complete the intangible asset and use or sell it;
iii.The ability to use or sell the intangible asset;
iv.How the intangible asset will generate probable future economic benefits;
v.The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
vi.The ability to measure reliably the expenditure attributable to the intangible asset during its development.
The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally- generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.
Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
At December 31, 2020 and 2019, the Company has not recognized any internally-generated intangible assets.
(i)Leases
IFRS 16 Leases, introduced a single, on-balance sheet accounting model for leases, As a result, the Company, as a lessee, has recognized right of use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments.
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
–the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
–the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
–the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Company has the right to direct the use of the asset if either:
–the Company has the right to operate the asset; or
–the Company designed the asset in a way that predetermines how and for what purpose it will be used.
This policy is applied to contracts entered into, or changed, on or after January 1, 2019.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments included in the measurement of the lease liability comprise:
–Fixed payments, including in-substance fixed payments;
–Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
–Amounts expected to be payable under a residual value guarantee; and
–The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of use asset has been reduced to zero.
The Company presents right-of-use assets in ‘Property, plant and equipment’ and lease liabilities in ‘Lease liability’ in the statement of financial position.
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Company has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Company recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.
(j)Accounting standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The Company is reviewing the new standards but does not expect their future adoption to have a material impact on Exro in the current or future reporting periods.
4.AMOUNTS RECEIVABLE

	December 31, 2020	December 31, 2019
GST and other sales tax receivable	$158,426	$44,579
Other	842	—
	$159,268	$44,579
5.INTANGIBLE ASSETS
On August 29, 2018, the Company acquired all of the issued and outstanding shares of Adaptive (note 15). As part of the acquisition the Company acquired certain patents and intellectual property held by Adaptive.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
On June 21, 2020, the Company sold 100% of Exro Europe AS resulting in the disposition of the intangible assets held by Adaptive.

Patents and intellectual property
Cost
Balance, December 31, 2019 and 2018	$63,049
Disposition of subsidiary’s intellectual property	(63,049)
Balance, December 31, 2020	$—
6.PROPERTY PLANT AND EQUIPMENT

	Right-of- use asset	Research and development equipment	Furniture and office equipment	Total
Cost
Balance, December 31, 2018	$—	$101,985	$21,605	$123,590
Additions	71,119	—	5,300	76,419
Balance, December 31, 2019	$71,119	$101,985	$26,905	$200,009
Additions	421,923	639,793	349,811	1,411,527
Balance, December 31, 2020	$493,042	$741,778	$376,716	$1,611,536
Accumulated amortization
Balance, December 31, 2018	$—	$13,957	$4,180	$18,137
Amortization for the year	29,633	17,605	4,014	51,252
Balance, December 31, 2019	$29,633	$31,562	$8,194	$69,389
Amortization for the year	110,289	60,631	23,371	194,291
Balance, December 31, 2020	$139,922	$92,193	$31,565	$263,680
Carrying amounts
At December 31, 2019	$41,486	$70,423	$18,711	$130,620
At December 31, 2020	$353,120	$649,585	$345,151	$1,347,856
7.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
Accounts payable	$752,729	$148,007
Accrued liabilities	1,027,997	66,185
	$1,780,726	$214,192

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
8.LEASE LIABILITY

	December 31, 2020	December 31, 2019(1)
Balance at Beginning Year	$39,411	$—
Additions for the period	421,922	71,119
Lease payments	(117,894)	(34,925)
Interest	18,954	3,217
Balance, end of period	$362,393	$39,411
Consists of:
Current lease liability	$112,235	$36,257
Non-current lease liability	250,158	3,154
Balance, end of period	$362,393	$39,411
(1)Upon adoption of IFRS 16 effective January 1, 2019
On February 1, 2020, the Company entered into an additional lease agreement for its Calgary Innovation Centre premise for two and a half years expiring August 30, 2022. In July 2020, the Company increased the leased area and agreed to the 5-year extension of the premises to August 30, 2027. Pursuant to this lease agreement, the Company is obligated to pay basic monthly rent of $6,000 for the first 7 months without the additional space, $10,043 for the following 12 months and $10,543 for the next 12 months and $10,497 for the remaining of the term. The Company is responsible for operating costs including utilities and related taxes.
9.RELATED PARTY TRANSACTIONS
Key management compensation
Key management consists of the Officers and Directors who are responsible for planning, directing and controlling the activities of the Company. For the years ended December 31, 2020 and 2019, key management compensation, including compensation paid to companies that are controlled by the Officers and Directors, was as follows:

	December 31, 2020	December 31, 2019
Management and consulting fees	$1,209,041	$1,152,574
Share based compensation	1,506,995	329,668
	$2,716,036	$1,482,242
All due to related party payables consist of amounts resulting from unpaid fees and expense reimbursements and are unsecured, non-interest bearing, and due on demand.
10.LONG TERM DEBT AND GOVERNMENT ASSISTANCE
On April 30, 2020, The Company received the $40,000 Canada Emergency Business Account (“CEBA”) which is an interest-free loan to cover operating costs. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On issuance the Company recognized the loan at its estimated fair value of $24,425 with the difference of $15,575 recorded as other income.
The Government of Canada passed the NRC IRAP Innovation Assistance Program (“IAP”) as part of its COVID19 Economic Response Plan. IAP allows eligible companies to receive a subsidy of up to 100 percent of certain employee wages, subject to a maximum. For the year ended December 31, 2020, reductions to payroll and consulting fees of $71,148 were recognized relating to IAP.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
11.SHARE CAPITAL
(a)Authorized common shares
There are an unlimited number of common shares without par value authorized for issue.
(b)Issued
At December 31, 2020, the Company had 117,445,808 common shares issued and outstanding (December 31, 2019 – 69,876,744).
During the year ended December 31, 2020, the Company:
•In February 2020 the Company completed the two tranches of a non-brokered private placement of 12,284,545 shares at a price of $0.35 per share for proceeds of $4,299,591. In connection with the private placements, the Company paid fees of $289,961 cash and has issued 828,463 compensation warrants with an estimated fair value of $174,340. Each warrant is exercisable to acquire one common share for a period of 12 months from the closing at an exercise price of $0.42 per share.
•On June 23 the Company completed a non-brokered private placement of 287,500 shares at a price of $0.40 per share for total proceeds of $115,000.
•On July 10, 2020 the Company completed a short form prospectus offering of 11,428,571 units at a price of $0.70 per unit for gross proceeds of $8,000,000. Each unit consisting of one common share and one-half share purchase warrant. Each whole warrant is exercisable into one common shares at a price of $0.90 for a period of 24 months from the date of issuance. In connection with the share offering, the Company incurred share issuance costs of $890,000 commission paid in cash, incurred legal fees of $110,319 in connection to the offering, issued 571,428 common shares, and 914,285 broker warrants, with an estimated fair value of $513,737 and exercisable at $0.70 per common share for a period of 24 months from the date of issuance. The Company did not allocate a fair value to the warrants as the share price on closing exceeded the unit price of $0.70.
•On December 14, 2020, the Company completed a short form prospectus offering of 12,915,384 shares at a price of $3.25 including the over-allotment option which was exercised by the agents for total gross proceeds of $41,974,998. In connection with the offering, share issuance costs were $284,990, a $2,728,375 fee based on 6.5% of the shares issued, and the 839,500 warrants exercisable at $3.25 per common shares for a period of 24 months from the date of issuance and the Company issued 645,769 corporate finance shares. The fair value of the warrants issued was estimated to be $2,392,575.
•Issued 2,937,832 shares on exercise of options for total proceeds of $860,911.
•Issued 6,498,035 shares on exercise of warrants for total proceeds of $4,798,089.
During the year ended December 31, 2019, the Company:
•On October 21, 2019 through October 31, 2019 the Company completed a private placement of 6,723,110 shares at a price of $0.27 per share for proceeds of $1,815,239. The Company paid finders’ fees of $67,599 and issued 250,368 warrants with an exercise price of $0.40 per share with a twelve-month expiry. The fair value of the broker warrants was estimated to be $16,922.
•On March 22, 2019 the Company completed a private placement of 8,180,500 shares at a price of $0.25 per share for proceeds of $2,045,125. The Company paid finders’ fees of $143,159 and issued 572,635 broker warrants with an exercise price of $0.35 per share with a twelve-month expiry. The fair value of the broker warrants was estimated to be $55,458.
•Issued 300,000 shares on exercise of 300,000 options at an exercise price of $0.20 for total proceeds of $60,000.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
•Issued 71,540 shares on exercise of 71,540 warrants at an exercise price of $0.20 for total proceeds of $14,308.
(c)Stock options
The Company’s incentive stock option plan (the “Option Plan”) provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. The Option Plan is a 20% fixed plan.
Under the Option Plan, the maximum number of common shares that may be optioned in favor of any single individual will not exceed 5% of the issued and outstanding common shares at the date of grant. The maximum number of common shares that may be optioned in favor of directors and senior officers under the Option Plan is 10% of the issued and outstanding common shares at the date of grant.
During the years ended December 31, 2020 and 2019, the Company recorded share-based payments of $2,664,693 and $585,987, respectively. For the year ended December 31, 2020, $440,308 of share-based payment expense was allocated to research and development (2019 - $Nil) The fair values of share options granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2020	2019
Risk-free interest rate	0.44%	1.50%
Estimated annualized volatility based on comparable companies	106.81%	97.59%
Expected life	5 years	4.88 years
Expected dividend yield	0%	0%
Exercise price	$2.02	$0.25
Share price	$2.02	$0.27
Fair value	$1.57	$0.20
The vesting terms for the stock options granted during the year ended December 31, 2020 were as follows:
•4,645,000 options vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant;
•300,000 options vest 50% upon grant and 50% after 12 months; and
•100,000 options vest based on performance based targets
The vesting terms for the stock options granted during the year ended December 31, 2019 were as follows:
•1,075,000 options granted September 13, 2019 to consultants vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant; and
•2,000,000 options granted September 13, 2019 vest 33% immediately, 33% one year after grant and 34% two years after grant

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
Stock option transactions and the number of stock options outstanding are summarized below:

	Number	Weighted Average Exercise Price $
Balance, December 31, 2018	6,600,000	0.27
Granted	3,075,000	0.25
Exercised	(300,000)	0.20
Expired	(318,683)	0.37
Balance, December 31, 2019	9,056,317	0.27
Granted	5,045,000	2.02
Exercised	(2,937,832)	0.29
Cancelled	(466,318)	0.34
Balance, December 31, 2020	10,697,167	1.08
The weighted average share price (at the date of exercise) of options exercised during the year ended December 31, 2020 was $2.20.
The following table summarizes information about the Company’s share options outstanding as at December 31, 2020:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Life (yrs)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.20 – $0.41	6,387,167	2.57	$0.23	4,927,719	$0.25
$1.00	1,692,000	4.58	$1.00	150,000	$1.00
$3.15	2,618,000	4.79	$3.15	—	$3.15
Balance, December 31, 2020	10,697,167	3.64	$1.08	5,077,719	$0.27
(b)Warrants
During the year ended December 31, 2020 and 2019, the Company recorded share-based payments of $Nil and $39,480 respectively related to nil (2019 – 600,000) warrants issued for services. In addition, the fair values of broker and compensation warrants granted during the year ended December 31, 2020 and 2019 are estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2020	2019
Risk-free interest rate	0.60%	1.52%
Estimated annualized volatility based on comparable companies	106.27%	104.22%
Expected life	1.68 years	4.67 years
Expected dividend yield	0%	0%
Exercise price	$1.44	$0.29
Fair value	$1.19	$0.08

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)

	Number	Weighted Average Exercise Price $
Balance, December 31, 2018	1,815,090	$0.34
Granted	1,423,003	0.29
Exercised	(71,540)	0.20
Cancelled	(1,628,550)	0.24
Balance, December 31, 2019	1,538,003	$0.34
Granted	8,296,533	1.07
Exercised	(6,498,035)	0.74
Cancelled/Expired	(436,175)	0.32
Balance, December 31, 2020	2,900,326	$1.53

	Warrants Outstanding and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $
$0.25 - $0.42	217,655	3.36	$0.30
$0.70 - $0.90	1,843,171	1.52	0.90
$3.25	839,500	1.95	3.25
Balance, December 31, 2019	2,900,326	1.79	$1.53
(d)Shares in escrow
As at December 31, 2019, 2,272,967 common shares remained in escrow related to 2017 escrow agreements with certain insiders and shareholders. Pursuant to the escrow agreement, the final tranche of shares were released on August 29, 2020. As at December 31, 2020, there are no common shares held in escrow.
12.FINANCIAL INSTRUMENTS
(a)Fair value
At December 31, 2020 and December 31, 2019, the carrying values of amounts receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The Company measures its cash and investments at fair value.
The Company uses a fair value hierarchy to reflect the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are as follows:
Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:    Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:    Inputs that are not based on observable market data.
The fair value of cash has been determined using Level 1 inputs. The fair value of the investments has been determined using cost which is a level 3 input.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
(b)Financial risk management
The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk, and market risk.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. As at December 31, 2020, the Company’s exposure to credit risk is the carrying value of cash. The Company reduces its credit risk by holding its cash at a major Canadian financial institution.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. To secure the additional capital necessary to pursue its plans, the Company intends to raise additional funds through equity or debt financing.
As at December 31, 2020, the Company had cash of $48.3 million and accounts payable and accrued liabilities of $1.8 million. All accounts payable and accrued liabilities are due within 90 days.
Market risk
Market risk consists of currency risk, interest rate risk and other price risk. These are discussed further below.
Foreign exchange risk
Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets and financial liabilities denoted in US dollars and Euros and is therefore exposed to exchange rate fluctuations. At December 31, 2020, the Company had the equivalent of Can $74,000 in net financial liabilities denominated in US dollars and Can $46,000 denominated in Euros.
Interest rate risk
Interest rate risk consists of two components:
i)To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
ii)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.
Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity.
Other price risk
Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
13.CAPITAL DISCLOSURES
The Company’s objectives when managing capital are to ensure its ability to continue as a going concern in order to pursue the acquisition and development technology. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.
The Company is largely dependent upon external financings to fund activities. In order to carry out planned development and pay for administrative costs, the Company will spend its existing working and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.
There were no changes to the Company’s approach to capital management during the year ended December 31, 2020. The Company is not subject to externally imposed capital restrictions.
14.INCOME TAXES
Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27% (2019 - 27%) to income before income taxes. The reasons for the differences are as follows:

	December 31, 2020	December 31, 2019
Net loss for the year	$(10,969,454)	$(4,665,031)
Statutory tax rate	27%	27%
Expected income tax recovery	(2,961,752)	(1,259,558)
Items not deductible for tax purposes	751,365	163,870
Other	(1,506)	17,188
Differences on tax of other jurisdictions	—	5,410
Effect of exchange on temporary differences		6,687
Deferred tax on share issue costs not recognized	(1,164,256)	(38,653)
Change in unrecognized tax assets	(3,376,149)	(1,105,056)
Income tax recovery	$—	$—
The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are presented below:

	December 31, 2020	December 31, 2019
Deferred tax Asset:
Non-capital losses	$59,407	$5,369
Total deferred tax asset	59,407	5,369
Deferred tax Liabilities:
Property and equipment	58,252	5,369
Long-term debt	1,156	—
Total deferred tax liabilities	59,407	5,369
Net deferred taxes assets and liabilities	$—	$—
The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2020	December 31, 2019
Non-capital losses	$27,613,453	$19,656,000
Property and equipment	—	—
Share issue cost	3,564,437	170,000
Lease liability	—	40,000
	$31,177,890	$19,866,000
The Company has incurred non-capital losses in Canada of approximately $27,613,453 (2019 - $19,246,000) that may be carried forward and used to reduce taxable income which will expire in the years 2026 – 2040.
15.LOSS ON SALE OF SUBSIDIARY
On June 21, 2020, the Company sold 100% of Exro Europe AS for total proceeds of $79,250 including the additional sales tax refund from Norwegian tax authority. The cash proceeds received, offset by the net assets on the date of disposition of $178,302 resulted in a loss of $99,052.
16.RESEARCH AND DEVELOPMENT
The following table summarizes the Company’s components of research and development expense:

	December 31, 2020	December 31, 2019
Research and development	$995,431	$536,269
Payroll and consulting fees	830,467	—
Share-based payments	440,308	—
	$2,266,206	$536,269
17.SUPPLEMENTARY CASH FLOW INFORMATION

	Year ended December 31,
Changes in non-cash working capital	2020	2019
Amounts receivable	(141,981)	23,802
Prepaid expenses and deposits	(216,290)	(19,027)
Accounts payable and accrued liabilities	1,584,500	32,846
Due to related parties	(60,519)	15,172
Change in non-cash working capital	1,165,710	52,793
Related to:
Operating activities	818,135	52,793
Investing activities	196,535	—
Financing activities	151,040	—
Change in non-cash working capital	1,165,710	52,793
18.SUBSEQUENT EVENTS
On January 13, 2021, the Company granted 645,000 stock options to employees and consultants. The stock options have an exercise price of $3.93 per share and a five-year term. 495,000 of the stock options

Exro Technologies Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (Expressed in Canadian dollars)
will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 150,000 stock options granted on January 13, 2021 will vest in accordance with reaching agreed to milestones.
On February 9, 2021, the Company announced an extended strategic collaboration agreement with SEA Electric. As part of the agreement, Exro will invest US $5 million into SEA Electric by subscribing for 124,380 Series A Preferred Shares at a price of US$40.1995 per share. The shares are convertible into common shares of SEA at the option of Exro and automatically convert to common shares under certain conditions, including SEA completing a going public transaction.
On March 16, 2021, the Company entered a ten-year lease commencing on August 1, 2021 for a 36,966 square feet warehouse facility and office area in Calgary AB Canada. Pursuant to this new lease agreement, the Company is obligated to pay basic monthly rent of $49,288 for the first 5 year-term plus operating costs and $50,828 for the following five-year term ending July 31, 2031 plus operating costs. The lease provides for eight months of free rent commencing August 1, 2021 till March 31, 2022 on 100% of the building and an additional 12 months of rent on 25% of the building commencing April 1, 2022 till March 31, 2023.
On April 6, 2021, the Company issued 1,100,000 stock options to certain directors, employees and consultants with an exercise price of $4.77 per common share. The options are exercisable for a period of five years from the grant date. 1,050,000 of the options granted will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 50,000 stock options granted will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
Subsequent to December 31, 2020, the Company issued 2,417,180 shares on exercise of options and warrants for total proceeds of $1,743,416.